Exhibit 99.125

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Issuer:

mCloud Technologies Corp. (the "Company")
550-510 Burrard Street

Vancouver, British Columbia V6C 3A8
Canada

2.	Date of Material Change:

October 13, 2020.

3.	News Release:

The news release was issued and disseminated on October 13, 2020 and subsequently filed on SEDAR.

4.	Summary of Material Change:

The Company announced that it completed its previously announced acquisition of kanepi Group Pty Ltd ("kanepi"), an information, visualization and analytics software technology company headquartered in Perth, Australia, with a development center in Singapore (the "Acquisition").

5.	5.1 – Full Description of Material Change:

In accordance with the terms and conditions of the Acquisition, the Company paid to the sellers of kanepi aggregate cash consideration of AUD$5,000,000 and issued 2,669,090 common shares of the Company (the "Common Shares"), being such number of Common Shares as is equal to AUD$7,000,000 at a price per Common Share equal to the volume weighted average trading price ("VWAP") of the Common Shares on the TSX Venture Exchange (the "TSXV") for the 15 trading days immediately prior to the closing date of the Acquisition. All Common Shares issued to the sellers are subject to a 30-month lock-up, with 25% of the Common Shares released from the lock-up on each of the 12, 18, 24 and 30-month anniversaries of the closing date of the Acquisition.

In addition, subject to kanepi earning AUD$10,000,000 of revenue during the 12-month period following closing or AUD$14,000,000 of revenue during the 24-month period following closing, or kanepi meeting certain customer acquisition targets during such periods, the Company will potentially pay two additional payments to the sellers of AUD$1,000,000 each (the "Earn-out Payments"). If earned, 50% of each Earn-out Payment will be made in cash, with the remainder satisfied by the issuance of Common Shares, at a price per share equal to the VWAP of the Common Shares on the TSXV for the 15 trading days immediately prior to the date on which the applicable earn-out condition is satisfied.

All Common Shares issued and issuable to the sellers are subject to a statutory hold period of four months plus a day.

The securities referenced herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer:

For further information, please contact Russel McMeekin, Chief Executive Officer, at 1.780.733.7550.

9.	Date of Report:

October 23, 2020.